

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2020

Robert Grosshandler
Chief Executive Officer
iConsumer Corp.
73 Greentree Drive, #558
Dover, DE 19904

      Re: iConsumer Corp.
         Offering Statement on Form 1-A
         Post-qualification Amendment No. 3
         Filed May 4, 2020
         File No. 024-10795

Dear Mr. Grosshandler:

     We have reviewed your amendment and do not have any comments.

     We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Trade & Services

cc: Jeanne Campanelli